

February 18, 2016

Via E-Mail
Keith E. Gottfried, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

>   **Re: PICO Holdings, Inc.**
>   **Revised Revocation Solicitation Statement filed on Schedule 14A**
>   **Filed February 16, 2016**
>   **File No. 033-36383**

Dear Mr. Gottfried:

We have reviewed the above-captioned filing, and have the following comment.

Please respond to this letter by amending the filing under Schedule 14A or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to this comment, we may have additional comments.

PRER14A filing made on February 16, 2016

Form of [Consent] Revocation Card

1. We note the responses to prior Comments 9 and 10, and that the form of revocation card has been revised to delete the boxes providing shareholders with the opportunity to select either YES, REVOKE MY REQUEST or NO, DO NOT REVOKE MY REQUEST. Please provide us with a brief legal analysis that explains whether or not the revised form of revocation card complies with Rule 14a-4(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Jason L. Kent, Esq.
       Cooley LLP

       Sean M. Donahue, Esq.
       Morgan, Lewis & Bockius LLP